Staar Investment Trust
120 E. 23rd Street, 5th Floor
New York, New York 10010

April 25, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attn:  Mr. Raymond Be

Re:	Staar Investment Trust (the "Trust")
File Nos. 333-08685 and 811-09152

Dear Mr. Be:

On behalf of the above-referenced Trust, following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment No. 38 and Amendment No. 38 to the Trust's Registration Statement on Form N-1A (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2018 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended ("1933 Act"). Each comment is summarized below, followed by the Trust's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.
PROSPECTUS

1.	Comment. On the cover page, please provide the name, classes and ticker symbol of each Fund as required by Item 1(a)(1)-(2) of Form N-1A.

Response. The requested disclosure will be added.

2.
Comment.  For the Alternative Categories Fund, in light of the Fund's principal investment strategy, please supplementally explain why the Fund's name is not materially or deceptively misleading through correspondence.

Response. In response to the SEC Staff's comment, the Alternative Categories Fund has determined to change its name to Staar Disciplined Strategies Fund.

3.	Comment. For the Alternative Categories Fund, provide ticker symbols for each class of the Fund when available.

Response. The requested disclosure will be added.

Mr. Raymond Be
U.S. Securities and Exchange Commission
April 25, 2018

4.
Comment. For the Alternative Categories Fund, the second footnote to the "Annual fund operating expense" table is typically disclosed for new funds, please supplementally explain why the footnote was included with respect to the Fund's new classes.

Response.  As each of those new classes do not have expenses for the prior fiscal year, the Fund had to estimate the expenses based on the existing class expenses.  The Fund has revised the footnote to reference that only "other expenses" are estimated.

5.
Comment.  For the Alternative Categories Fund, under the "Principal Investment Strategies" section, please identify the principal types of mutual funds, exchange-traded funds ("ETFs") and asset classes the Fund will invest in.

Response.  The disclosure will be revised to discuss the various asset classes (mid cap equity, international equity, emerging markets, fixed income, etc.) and investment strategies (value, growth, long/short, managed futures, etc.) that the Fund will have exposure to through its investment in mutual funds and ETFs.

6.
Comment.  For each applicable Fund, under the "Principal Investment Strategies" section regarding the disclosure of non-diversification, to the extent that the Fund has a principal investment strategy to invest in other management companies, you may state so in this section and provide a risk disclosure regarding non-diversification. Please supplementally explain why a Fund investing 80% in other management companies qualifies the Fund as non-diversified pursuant to Section 5(b) of the Investment Company Act of 1940 (the "1940 Act").

Response. Each applicable Fund has removed the reference to non-diversification.

7.	Comment. For each applicable Fund, please supplementally explain to the Staff how the Fund investing under Section 12(d)(1) of the 1940 Act.

Response. Each Fund investing beyond the Section 12(d)(1)(A) limits is relying on Section 12(d)(1)(F) of the 1940 Act and Rule 12d1-3 thereunder.

8.
Comment.  For the Alternative Categories Fund, foreign investments is not identified as a principal investment strategy, please remove the foreign investment risk or reflect foreign investments in the "Principal Investment Strategies" section.

Response. The Fund has revised the "Principal Investment Strategies" section to indicate that the Fund invests in underlying funds that invest in non-U.S. issuers.

9.	Comment. For the Alternative Categories Fund and International Fund, in the "Principal Investment Strategies" section, please disclose how the Fund determines that an issuer is in an emerging market.

Mr. Raymond Be
U.S. Securities and Exchange Commission
April 25, 2018

Response.  Each Fund may have exposure to emerging markets issuers through its investment in underlying mutual funds and ETFs, and relies on each underlying fund's definition of an emerging market.  As neither Fund has an explicit policy with respect to the percentage of assets that may be invested in emerging markets, the Fund believes that additional disclosure is not required.

10.
Comment.  For the Alternative Categories Fund, please confirm that the "Annual Total Returns" bar chart provides returns only for one class of shares as required by Instruction 3(a) to Item 4 of Form N-1A.

Response. The bar chart shows the performance of the Investor Class shares, the Fund's original class of shares.

11.
Comment.  For the Alternative Categories Fund, under the "Average Annual Total Returns" table, in the footnote with two asterisks, please indicate after tax returns are only shown for one class and after tax returns may vary.

Response. The requested disclosure has been added.

12.
Comment.  For each Fund, under the "Additional Information About the Fund's Strategies and Risks - Investment Objectives" section, please disclose that these investment objectives may be changed without shareholder approval, to the extent these are non-fundamental policies.

Response. Each investment objective is fundamental and may not be changed without shareholder approval.

13.
Comment.  For the Alternative Categories Fund, the investment objective in the summary prospectus is different than the investment objective in the "Additional Information About the Fund's Strategies and Risks" section. Please rectify.

Response. The investment objective in the summary section has been revised to match the investment objective in the "Additional Information About the Fund's Strategies and Risks" section.

14.
Comment.  For each applicable Fund, the summary prospectus discloses that "under normal conditions 80% or more of its total assets are invested in other mutual funds or exchanged traded funds (ETFs)." If this is a principal investment strategy, please disclose in the "Additional Information About the Fund's Strategies and Risks – Principal Investment Strategies" section.

Response. The identified disclosure will be added to the "Additional Information About the Fund's Strategies and Risks – Principal Investment Strategies" section.

Mr. Raymond Be
U.S. Securities and Exchange Commission
April 25, 2018

15.
Comment.  For each Fund, generally, the "Additional Information About the Fund's Strategies and Risks – Principal Investment Strategies" description is better than the "Principal Investment Strategies" description of the summary prospectus. Please use the former description in the "Principal Investment Strategies" section of the summary prospectus.

Response. The requested change will be made.

16.
Comment.  For each Fund that discloses "the Advisor may weigh the styles toward either growth or value," please add this disclosure to the "Principal Investment Strategies" section of the summary prospectus.

Response. The requested disclosure will be added with additional risk disclosure with respect to growth and value investing.

17.
Comment.  For each Fund, under "Additional Information About the Fund's Strategies and Risks – Related Risks," please disclose the Fund's principal risks, and move the Fund's non-principal risks to the SAI.

Response. The requested change will be made.

18.
Comment.  For each Fund, under the "Portfolio Holdings" section, please disclose that the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities are available in the Fund's SAI and on the Fund's website, if applicable, as required by Item 9(d) of Form N-1A.

Response. The requested disclosure will be added.

19.
Comment.  For the Alternative Categories Fund and International Fund, under the "Pricing of Shares" section, since the Funds may invest in foreign securities, provide disclosure regarding pricing of foreign securities as required by Item 11(a) of Form N-1A.

Response. Each of the identified Funds above obtain exposure to foreign securities through investment in underlying funds. Each Fund has added modified disclosure responsive to Item 11(a).

Mr. Raymond Be
U.S. Securities and Exchange Commission
April 25, 2018

20.	Comment. For each Fund, under the "Selling Shares" section, please revise the disclosure regarding redemption requests to be consistent with Item 11(c)(8) of Form N-1A.

Response. The following disclosure will be added: The Fund typically expects to satisfy redemption requests from available cash and cash equivalents or the sale of portfolio assets.

21.	Comment. For each Fund, under the "Trade Date" section, please revise the disclosure to align with the standard language regarding trade execution and NAV calculation.

Response. The disclosure has been revised as follows:

Your transaction will be executed only on days that the NYSE is open for trading (a business day).  Your order will be calculated at the share price equal to the Net Asset Value calculated at the close of trading on the NYSE (usually 4:00 P.M. Eastern Time) on the business day your request is received if it is received by Shareholder Services before 4:00 P.M., or before the market close, if earlier.  (If the market closes earlier, the NAV will be calculated as of the actual closing time.  If the request is received after such closing time, even if before 4:00 PM, you will receive the next day's closing price.)  If the order is received after the market close or on a day the Trust is not open for business, it will be processed at the NAV calculated on the next business day.

22.	Comment. For the Alternative Categories Fund, under the "Sales Loads" section, please revise the disclosure to reflect the sales loads on the Fund's new classes.

Response. The Fund has added additional disclosure in this section about the Class A and Class C sales charges.

23.	Comment. For each Fund's Financial Highlights, please provide data for the fiscal year ended 2017.

Response. The requested disclosure will be added.

24.	Comment. For each Fund, on the back page, please update the SEC's contact information.

Response. The requested revision will be made.

25.	Comment. For the General Bond Fund and Short Term Bond Fund, under the "Principal Investment Strategies" section, if the Fund uses any duration requirements, please disclose.

Response. The Funds do not have any duration requirements.

26.	Comment. For the General Bond Fund and Short Term Bond Fund, if the Fund's use of derivatives is not a principal investment strategy, move the disclosure regarding

Mr. Raymond Be
U.S. Securities and Exchange Commission
April 25, 2018

the use of derivatives to the Fund's SAI. If the use of derivatives is a principal investment strategy, move the disclosure to the Fund's summary section.

Response. The disclosure about the use of derivatives will be moved to the summary section.

27.
Comment.  For each Fund, under the "Management, Organization and Capital Structure" section, please provide disclosure regarding the Fund's previous investment adviser as required by Item 10(a)(1) of Form N-1A.

Response.  The following disclosure will be added: Prior to February 9, 2018, Staar Financial Advisors, Inc. served as investment advisor to the Fund at the same rate of compensation as Barrel Park Investments, LLC.

28.
Comment.  For each applicable Fund, under the "Investment Objective" and "Additional Information About the Fund's Strategies and Risks – Investment Objectives" sections, please remove the strategy portion of the investment objective and move it to the "Principal Investment Strategies" and "Additional Information About the Fund's Strategies and Risks – Principal Investment Strategies" sections.

Response. Each Fund's investment objective is fundamental and cannot be changed without approval of shareholders.

29.
Comment.  For the International Fund, under the "Principal Investment Strategies" section, expressly describe how the Fund will invest its assets that are tied economically to several countries as noted in footnote 42 of Release No. IC-24828.

Response.  As stated in the Fund's prospectus, the Fund invests in a number of underlying mutual funds and ETFs and the investment advisor considers the mix of countries represented in an underlying fund when considering such fund for investment.

30.	Comment. For Larger Company Stock Fund, in the "Principal Investment Strategies" section, please disclose that up to 20% of the Fund's portfolio may be held in small capitalization companies.

Response. The requested disclosure will be added.

31.
Comment.  For the Short Term Bond Fund, under the "Annual Fund Operating Expenses" table, please remove the "Advisor Voluntarily Waived Fees" line item and value from the table, and please remove the footnote to the table.

Response. The requested revisions will be made.

Mr. Raymond Be
U.S. Securities and Exchange Commission
April 25, 2018

32.
Comment.  For the Short Term Bond Fund, under the "Principal Investment Strategies" section, at the end of the third sentence of the first paragraph, please revise "average maturity" to "dollar weighted average maturity."

Response. The requested revision will be made.

33.
Comment.  For the Short Term Bond Fund, please disclose whether the Fund may engage in frequent and active trading of portfolio securities to achieve its principal investment strategies as required by Instruction 7 to Item 9(b)(1) of Form N-1A.

Response. The requested disclosure appears under the sub-section, "Portfolio Transactions" and indicates that the Fund does not engage in frequent trading as a principal investment strategy.

34.	Comment. For the Short Term Bond Fund's Financial Highlights, please remove the "Such Ratio are After Effect of Expenses Waived" line item and value.

Response. As the financial highlights are contained in the audited annual report, the Fund respectfully declines to revise the financial highlights from what appears in the annual report.

35.	Comment. For the Short Term Bond Fund's Financial Highlights, please provide the reference that footnote (a) is referencing to .

Response. The requested change will be made.

36.	Comment. For the Larger Company Stock Fund, under the "Principal Risks of Investing in the Fund" section, please add a mid-capitalization company risk disclosure.

Response. Mid-Cap Companies Risk will be added.

STATEMENT OF ADDITIONAL INFORMATION

37.
Comment.  For (5) under the "Item 16 - Description of the Funds, Their Investments and Risks" section, provide analysis regarding why a Fund's investment in underlying funds does not look through to the underlying funds' investments.

Response.  The reference to investment companies in (5), reflects that concept that the Funds do not consider the "investment company industry" to be an industry for purposes of concentration. The Funds do look through to the underlying investments.

38.
Comment.  For (9) under the "Item 16 - Description of the Funds, Their Investments and Risks" section, please note that the SEC considers writing of call options constitutes issuing senior securities, please discuss the Fund's asset segregation policies in a note to "Item 16 - Description of the Funds, Their Investments and Risks."

Mr. Raymond Be
U.S. Securities and Exchange Commission
April 25, 2018

Response. Disclosure regarding segregation of assets to cover the writing of call options has been added.

39.
Comment.  For (12) under the "Item 16 - Description of the Funds, Their Investments and Risks" section, please provide one or two disclosures regarding policies and procedures with respect to the disclosure of a Fund's portfolio securities as required by Item 16(f) of Form N-1A.

Response.  A new section has been added to the SAI describing the Trust's portfolio holdings policy, including how and when material non-public portfolio holdings information may be disclosed for a legitimate fund purpose subject to the duty not to disclose or trade on such information.

40.
Comment.  Under "Item 17 – Management of the Funds," for each Trustee, provide a brief description of experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a Trustee for the Funds as required by Item 17(b)(10) of Form N-1A.

Response. The requested disclosure has been added.

41.	Comment. Under "Item 17 – Management of the Funds," provide more disclosure regarding the Board's role in risk oversight of the Funds.

Response. Disclosure has been added regarding how the Board oversees investment risk, valuation risk and compliance risk.

42.	Comment. Under "Item 17 – Management of the Funds," please disclose Trustee ownership as required by Item 17(b)(5) of Form N-1A.

Response. The Trust will state that no independent trustee or his or her immediate family member owns an interest in the Trust's investment adviser or principal underwriter.

43.
Comment.  Under "Item 17 – Management of the Funds," in the "Compensation" table, provide compensation to former Trustees for the calendar year ended 2017 and indicate whether the compensation will change with regard to the new Trustees.

Response. The requested disclosure will be added.

44.	Comment. Under "Item 17 – Management of the Funds," in the "Committees" section, please disclose the members of the Audit Committee.

Response. The disclosure will be revised to clarify that each independent trustee serves on the Audit Committee.

Mr. Raymond Be
U.S. Securities and Exchange Commission
April 25, 2018

45.
Comment.  Under "Item 17 – Management of the Funds," in the "Proxy Voting Policy" section, please disclose procedures that the Funds use when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other, and state that the information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available as required by Item 17(f) of Form N-1A.

Response. The requested disclosures will be added.

46.	Comment. Under "Item 20 – Portfolio Managers," please provide the Portfolio Manager's compensation and ownership of securities as required by Item 20(b)-(c) of Form N-1A.

Response.  Disclosure will be added to state that Mr. Boshco presently receives a fixed salary for serving as portfolio manager of the Funds. The disclosure also will note that Mr. Boshco has a financial interest in Barrel Park, the investment adviser.  Disclosure also will be added to state that Mr. Boshco does not currently own shares of the Funds.

47.
Comment.  Under "Item 21 – Brokerage Allocation and Other Practices," the "12b-1 Plan" section, provide the amounts paid to the distributor and amount of expenses incurred by the Funds as required by Item 19(g)(2) of Form N-1A.

Response. The requested disclosure will be added.

48.	Comment. Under "Item 24 – Taxation of the Funds," disclose the consequences to the Funds if they do not qualify under Subchapter M as required by Item 24(a) of Form N-1A.

Response. The requested disclosure will be added.

49.	Comment. Under Item 26 – Calculation of Performance Data, it appears to be a cut and paste of Item 26 of Form N-1A in this section

Response. The section will be revised as follows:

Performance Information

Performance quotations represent the Funds' past performance and should not be considered as representative of future results. The Funds will calculate their performance in accordance with the requirements of the rules and regulations under the 1940 Act, or any other applicable US securities laws, as they may be revised from time to time by the SEC.

Mr. Raymond Be
U.S. Securities and Exchange Commission
April 25, 2018

50.	Comment. Please confirm that the principal executive and principal financial officers signed the registration statement.

Response. The principal executive officer and principal financial officer signed the registration statement.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Brett C. Boshco
Brett C. Boshco
President, Board of Trustees
Staar Investment Trust